UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
Campus Crest Communities Inc
(Name of Issuer)
COMMON STOCK
(Title of Class of Securities)
13466Y105
(CUSIP Number)
December 31, 2015
(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[X] Rule 13d-1(b)
[   ] Rule 13d-1(c)
[   ] Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see Instructions).

CUSIP No.: 13466Y105

1	NAME OF REPORTING PERSON Canyon Capital Advisors LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) 95-4688436
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 3,377,709 (including 199,105 due to convertible bond holding)
	6	SHARED VOTING POWER
	7	SOLE DISPOSITIVE POWER 3,377,709 (including 199,105 due to convertible bond holding)
	8	SHARED DISPOSITIVE POWER
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,377,709 (including 199,105 due to convertible bond holding)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.22%
12	TYPE OF REPORTING PERSON IA

CUSIP No.: 13466Y105

1	NAME OF REPORTING PERSON Mitchell R. Julis I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 3,377,709 (including 199,105 due to convertible bond holding)
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 3,377,709 (including 199,105 due to convertible bond holding)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,377,709 (including 199,105 due to convertible bond holding)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.22%
12	TYPE OF REPORTING PERSON IN

CUSIP No.: 13466Y105

1	NAME OF REPORTING PERSON Joshua S. Friedman I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 3,377,709 (including 199,105 due to convertible bond holding)
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 3,377,709 (including 199,105 due to convertible bond holding)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,377,709 (including 199,105 due to convertible bond holding)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.22%
12	TYPE OF REPORTING PERSON IN

CUSIP No.: 13466Y105
ITEM 1(a).	NAME OF ISSUER: Campus Crest Communities Inc
ITEM 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES: 2100 Rexford Road Suite 414 Charlotte, NC 28211-3484
ITEM 2(a).	NAME OF PERSON FILING:
This Schedule 13G is being filed on behalf of the following persons*:
Canyon Capital Advisors LLC ("CCA")
Mitchell R. Julis
Joshua S. Friedman

CCA is the investment advisor to the following persons:
(i) Canyon Value Realization Fund, L.P. ("VRF")
(ii) FinVest Capital Limited ("CVRFFI")
(iii) Canyon Value Realization Fund MAC 18, Ltd. ("CVRFM")
(iv) CBFVest Holdings Ltd. ("CBFMV")
(v) Permal Canyon Fund Ltd. ("PERMII")
(vi) Lyxor/Canyon Credit Strategy Fund Limited ("LYXORUCITS")
(vii) AAI Canyon Fund PLC ("AAI")
(viii) Canyon-GRF Master Fund II, L.P. ("GRF2")
(ix) Canyon Capital Arbitrage Master Fund Ltd. ("CARB")
(x) HF Canyon Master, Ltd. ("HFCM")
(xi) Arden Alternative Strategies Fund ("ARDEN40")
(xii) AllianceBernstein Multi-Manager Alternative Strategies Fund ("ALLIANCEB40")
(xiii) Permal Alternative Select Fund ("PERMALT40")
(xiv) Permal Alternative Select VIT Portfolio ("PERMALVIT40")
(xv) Wells Fargo Advantage Alternative Strategies Fund ("WFAA40")
(xvi) Lyxor/Canyon Capital Arbitrage Fund Limited ("LCVRF")

*Attached as Exhibit A is a copy of an agreement among the persons filing (as specified hereinabove) that this Schedule 13G is being filed on behalf of each of them.

ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
The principal business office of the persons comprising the group filing this Schedule 13G is located at
2000 Avenue of the Stars, 11th Floor,
Los Angeles, CA 90067

ITEM 2(c).	CITIZENSHIP:
Canyon Capital Advisors LLC - Delaware
Mitchell R. Julis - United States
Joshua S. Friedman - United States

VRF: a Delaware limited partnership
CVRFFI: a Cayman Islands corporation
CVRFM: a Cayman Islands corporation
CBFMV: a Cayman Islands corporation
PERMII: a British Virgin Islands company
LYXORUCITS: a Jersey corporation
AAI: an Irish public limited company
GRF2: a Cayman Islands exempted limited partnership
CARB: a Cayman Islands corporation
HFCM: a Cayman Islands corporation
ARDEN40: a Delaware statutory trust
ALLIANCEB40: a Maryland corporation
PERMALT40: a Maryland statutory trust
PERMALVIT40: a Maryland statutory trust
WFAA40: a Delaware statutory trust
LCVRF: a Jersey corporation

ITEM 2(d).	TITLE OF CLASS OF SECURITIES: COMMON STOCK
ITEM 2(e).	CUSIP NUMBER: 13466Y105
ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO SECTION 240.13d-1(b), or 13d-2(b) or (c) CHECK WHETHER THE PERSON FILING IS A:
	(a) [ ]	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78c);
	(b) [ ]	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c) [ ]	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d) [ ]	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
	(e) [X]	An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
	(f) [ ]	An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
	(g) [ ]	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
	(h) [ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i) [ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j) [ ]	A non-U.S. institution in accordance with 240.13d-1(b)(1)(ii)(J);
	(k) [ ]	Group, in accordance with 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with 240.13d1(b)(1)(ii)(J), please specify the type of institution:
ITEM 4.	OWNERSHIP
(a) Amount beneficially owned:
3,377,709 (including 199,105 due to convertible bond holding)
(b) Percent of class:
5.22%
(c) Number of shares as to which the person has:
(i) sole power to vote or to direct the vote:
3,377,709 (including 199,105 due to convertible bond holding)
(ii) shared power to vote or to direct the vote:
3,377,709 (including 199,105 due to convertible bond holding)
(iii) sole power to dispose or direct the disposition of:
3,377,709 (including 199,105 due to convertible bond holding)
(iv) shared power to dispose or to direct the disposition of:
3,377,709 (including 199,105 due to convertible bond holding)
ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:
CCA is an investment advisor to various managed accounts, including VRF, CVRFFI, CVRFM, CBFMV, PERMII, LYXORUCITS, AAI, GRF2, CARB, HFCM, ARDEN40, ALLIANCEB40, PERMALT40, PERMALVIT40, WFAA40 and LCVRF, with the right to receive, or the power to direct the receipt, of dividends from, or the proceeds from the sale of the securities held by, such managed accounts. Messrs. Julis and Friedman control entities which own 100% of CCA.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY: Not Applicable
ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP: Not Applicable
ITEM 9.	NOTICE OF DISSOLUTION OF GROUP: Not Applicable
ITEM 10.	CERTIFICATION:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No.: 13466Y105
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
February 12 2016	Canyon Capital Advisors LLC By: /s/ Doug Anderson Name: Doug Anderson Title: Chief Compliance Officer
February 12 2016	Mitchell R. Julis By: /s/ Mitchell R. Julis Name: Mitchell R. Julis Title:
February 12 2016	Joshua S. Friedman By: /s/ Joshua S. Friedman Name: Joshua S. Friedman Title:
Attention — Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

CUSIP No.: 13466Y105
EXHIBIT A

AGREEMENT REGARDING JOINT FILING

The undersigned hereby agree and consent to the joint filing on their behalf of this amendment to Schedule 13G in connection with their beneficial ownership of the common stock of Campus Crest Communities Inc.
Dated: February 12, 2016

CANYON CAPITAL ADVISORS LLC,
a Delaware limited liability company

By: /s/ Doug Anderson
Name: Doug Anderson
Title: Chief Compliance Officer

JOSHUA S. FRIEDMAN
/s/ Joshua S. Friedman

MITCHELL R. JULIS
/s/ Mitchell R. Julis